**Cust Corp.**

**Statement of Changes in Shareholders' Equity**

**From November 22, 2021 (Inception)  to December 31, 2021**

**(Unaudited)**

| | Common Stock | | Accumulted deficit | Total Shareholders' Equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| **Balance, November 22, 2021 (Inception)** | 11,100,000 | $        111 | $          - | $        111 |
| Net loss | - | - | (111) | (111) |
| **Balance, December 31, 2021** | 11,100,000 | $        111 | $        (111) | $          0 |